
02003827

CM


SEC MAIL
RECEIVED
MAR 0 1 2002
WASH, D.C.
354
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 51841

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
47639
Firm ID No.

RSM EQUICO CAPITAL MARKETS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Anton Boulevard, 11th Floor
(No. and Street)

Costa Mesa, California 92626
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Sonenshine 714-327-8800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive, Costa Mesa, California 92626
(Address) City State Zip Code

PROCESSED
MAR 1 5 2002
P
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/15

OATH OR AFFIRMATION

I, Jacob Sonenshine, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to RSM EquiCo Capital Markets LLC (the "Company") as of December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

FINOP

Title



Notary Public


LEILANI LAN RICO
Commission # 1320122
Notary Public - California
Orange County
My Comm. Expires Sep 7, 2005

This report * contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Interest.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
*		For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-1924

Tel: (714) 436-7100
Fax: (714) 436-7200
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.):

We have audited the accompanying statement of financial condition of RSM EquiCo Capital Markets LLC (the Company) as of December 31, 2001, and the related statement of operations, changes in member's interest, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSM EquiCo Capital Markets LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This Schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

RSM EQUICO CAPITAL MARKETS LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS	
Cash	$ 109,272
Prepaid expenses	804
	$ 110,076
LIABILITIES AND MEMBER'S INTEREST	
LIABILITIES:	
Distribution payable	$ 40,965
Accrued bonuses and commissions payable	38,495
Other liabilities	3,716
Total liabilities	83,176
COMMITMENTS (Note 3)	
MEMBER'S INTEREST	26,900
	$ 110,076

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Advisory fees	$2,543,399
Interest income, net	2,387
Total revenues	2,545,786
GENERAL AND ADMINISTRATIVE EXPENSES:	
Commissions and bonuses	583,477
Regulatory fees	103,080
Other, net	302
Total general and administrative expenses	686,859
INCOME BEFORE PROVISION FOR INCOME TAXES	1,858,927
PROVISION FOR INCOME TAXES	1,600
NET INCOME	$1,857,327

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)

STATEMENT OF CHANGES IN MEMBER'S INTEREST
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total member's interest
BALANCE, January 1, 2001	$ 68,761
Contribution from member	7,500
Distributions to member	(1,906,688)
Net income	1,857,327
BALANCE, December 31, 2001	$ 26,900

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,857,327
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	42,358
Decrease in miscellaneous receivable	13,030
Increase in distribution payable	40,965
Decrease in deferred revenue	(60,122)
Increase in accrued bonuses and commissions payable	38,495
Increase in other liabilities	2,916
Net cash provided by operating activities	1,934,969
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from member	7,500
Distribution to member	(1,906,688)
INCREASE IN CASH	35,781
CASH, beginning of period	73,491
CASH, end of period	$ 109,272
SUPPLEMENTAL CASH FLOW DISCLOSURES - Cash paid for:	
Income taxes	$ 1,600
Interest	$ 150

See accompanying notes to financial statements.

1. ORGANIZATION AND MANAGEMENT PLANS

Organization - RSM EquiCo Capital Markets LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of RSM EquiCo, Inc. (the Parent or Member). The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the State of California as a foreign corporation on May 20, 1999. The Parent, a Delaware corporation, was incorporated on October 15, 2001. On December 14, 2001, the Parent acquired 100% of the equity interests in EquiCo Resources LLC, the former member and parent of the Company. The Company subsequently changed its name to RSM EquiCo Capital Markets LLC.

The Company engages in advisory functions related to merger and acquisition activities of both private and public companies. Lines of advisory services include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company must operate pursuant to the provisions of the Customer Protection Rule, SEC Rule 15c3-1(a)(2)(i), which provides that the Company will not receive or hold customers' funds or securities in connection with its activities as a broker-dealer.

The Parent is engaged in the business of conducting educational seminars on valuation techniques and other matters related to selling businesses. The Parent also performs valuation services. The Parent is not authorized to engage in the broker-dealer business.

The Company is dependent on the business activities of the Parent to generate referrals to the Company, and to absorb expenses of the Company. The Parent has committed to fund shortfalls, if any, from the Company's operations over the next 12-month period.

2. LIMITED LIABILITY COMPANY AGREEMENT

The management of the business and affairs of the Company are vested in the Member. The Parent may, but is not required to make additional capital contributions to the Company. The Parent has indicated the intent, and has the financial ability, to maintain required capital levels of the Company over at least the next 12 months. Distributions shall be made to the Member at the time and in the aggregate amounts determined by the Member.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes - The Company has not provided for federal or state income tax provisions since, as a limited liability company, the Member reports its distributive share of the Company's profits or losses on the Parent's corporate income tax return. As a limited liability corporation, the Company is subject to a California state franchise tax fee.

Cost Sharing and Related-Party Transactions - The Company's registered principals are also officers of the Parent. The cost of the registered principals' salaries are borne by the Parent. The Company and the Parent have also entered into an agreement that provides that the Parent will pay all overhead expenses of the Company. Pursuant to the agreement, the Company has no obligation to repay the Parent for such costs, but may repay the Parent at its sole discretion, subject to certain restrictions, as defined in the agreement.

As indicated in Note 1, the Company's business is also dependent on referrals generated as a result of its Parent's role in providing educational seminars and valuation services. The Company does not engage in fee sharing arrangements with the Parent.

Prepaid Expenses - Prepaid expenses consist of licensing and registration fees paid in advance. Such prepaid expenses are amortized ratably over the applicable license or registration period.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue - The Company receives advisory fees related to the merger and acquisition activities of its clients. Revenues are earned and recorded as services are provided.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and limits the ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain a minimum net capital of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, pursuant to the Net Capital Rule, SEC Rule 15c3-1. At December 31, 2001, the Company had net capital of $26,096 which was $20,551 in excess of its required net capital of $5,545.

5. RESERVE REQUIREMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to a clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

SCHEDULE I

RSM EQUICO CAPITAL MARKETS LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 DECEMBER 31, 2001

Total Member's interest qualified for net capital	$ 26,900
Deductions:	
Nonallowable assets	804
Net capital	26,096
Computation of basic net capital requirement:	
Minimum net capital required	5,545
Excess net capital	$ 20,551
Aggregate indebtedness	$ 83,176
Ratio of aggregate indebtedness to net capital	3.19-to-1

NOTE: A reconciliation of the above computation of net capital with the Company's corresponding Form X-17A-5, Part II is not required, as no material differences exist.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-1924

Tel: (714) 436-7100
Fax: (714) 436-7200
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

RSM EquiCo Capital Markets LLC
575 Anton Boulevard, 11th Floor
Costa Mesa, California 92626

In planning and performing our audit of the financial statements of RSM EquiCo Capital Markets LLC (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(l) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition that we believe results in more than a relatively low risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of Company management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

RSM EQUICO CAPITAL MARKETS LLC
(SEC File No. 8-51841)
(A WHOLLY OWNED SUBSIDIARY OF RSM EQUICO, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.